MAX BERUEFFY

Senior Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

May 3, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Protective Life Insurance Company

Protective Variable Life Separate Account

Request to Withdraw Post-Effective Amendment to Registration

Statement on Form N-6

File No. 333-45963

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Protective Life Insurance Company (the Company”), on behalf of Protective Variable Life Separate Account (the “Account”), respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 28 to the Registration Statement on Form N-6 for the Account (File No. 333-45963) together with all exhibits (the “Amendment”) as filed with the SEC on April 25, 2018 (Accession No. 0001104659-18-026632).

The Company is requesting to withdraw the Amendment since the Amendment was inadvertently filed without the prospectus.  The Company filed subsequent Post-Effective Amendment No. 29 to the Registration Statement on Form N-6 with the SEC on April 27, 2018 which Post-Effective Amendment No. 29 included the prospectus and all other information required for Post-Effective Amendment No. 29 to be complete.  No securities were sold under the Amendment.

If you have questions regarding this request, please contact the undersigned at the above number, or Thomas Bisset at Eversheds-Sutherland (US) LLP, counsel to the Company, at 202.383.0118.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Counsel

cc:  Thomas Bisset